Allison S. Gray

Vice President, Counsel

Tel: 212-846-7821

Fax: 212-846-1899

allison.gray@viacom.com

January 10, 2008

BY EDGAR

Kathleen Krebs

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viacom Inc.
Definitive Schedule 14A
Filed April 20, 2007
File No. 001-32686

Dear Ms. Krebs:

On behalf of Viacom Inc. (“Viacom”), I would like to confirm our telephone conversation of earlier today in which I conveyed to you Viacom’s undertaking to respond by February 7, 2008 to the comments set forth in your letter dated January 3, 2008 on the above-referenced filing. We appreciate your having agreed to this schedule.

If you have any questions concerning the matters referred to in this letter, please call me at (212) 846-7821.

Best regards,
/s/ Allison S. Gray
Allison S. Gray

cc:	Michael D. Fricklas, Viacom Inc.